SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 53.3.0000622-9

PUBLICLY-HELD COMPANY

At a General Meeting of debenture holders of the 5th issuance, the 4th public issuance, of simple non-convertible debentures, issued in a single unsecured series, of Brasil Telecom S.A. (the “Debenture Holders”), held on September 22, 2009, at 11:00 a.m., at Brasil Telecom S.A.’s headquarters in the city of Brasília, Federal District, SIA SUL – ASP, Lote D, Bloco B, Debenture Holders representing 93.4% of outstanding debentures unanimously approved, in light of the intention of Brasil Telecom S.A. to merge with and succeed Brasil Telecom Participações S.A., the replacement of Brasil Telecom Participações S.A. as Intervening Guarantor with Tele Norte Leste Participações S.A (“TNL”), conditioned on the grant of authorization by TNL’s Board of Directors for it to become Intervening Guarantor on or before October 30, 2009.

After authorization is granted within the term above: (i) the preamble of the Private Deed of Debentures of 5th Issuance entered into on June 20, 2006 (the “Deed”) will be will be amended to include TNL as Intervening Guarantor; (ii) Clause 2.6.2 of the Deed will be amended to reflect the date of the meeting of TNL’s Board of Directors that authorized TNL to become Intervening Guarantor; and (iii) Clause 11.1 of the Deed will be amended to set forth the notice address of TNL as Intervening Guarantor.

In order to effectuate the above approvals, the Trustee was authorized to execute an amendment to the Deed as deliberated.

In accordance with the definition in item 9.2.2 of the Deed, the representative of the Trustee did not consider as outstanding debentures for the purpose of calculating the percentage of Debenture Holders present, the debentures held by (i) Fundo de Investimento Multimercado Petros Crédito Privado, managed and represented by BEM Distribuidora de Títulos e Valores Mobiliários Ltda.; (ii) Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; and (iii) Fundação dos Economiários Federais – FUNCEF.

The legal representative of the manager of the Fundo de Investimento Multimercado Petros Crédito Privado, Mrs. Ana Paula Zanetti de Barros Moreira, asked to document that she did not agree with the exclusion of the debentures held by such fund from the calculation of the percentage of debentures necessary for the meeting to be held and decisions to be made, since the debentures are held by the fund, not by its quota holders, and the fund’s management is fully discretionary, which in her understanding signifies that the right to vote, pursuant to ANBID’s Code of Best Practices and Regulation for Investment Funds, is the exclusive responsibility of the manager.

Minutes of the meeting were drafted, approved and signed by all Debenture Holders attending the meeting, which represented a sufficient quorum to approve the decisions made therein.

Brasília, September 22, 2009.

Chairman: Felipe Rodrigues Tonnel

Secretary: Daniella Geszikter Ventura

Trustee: Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Issuer: Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer